FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-6 OF THE SECURITIES EXCHANGE ACT OF 1934

TRANZ RAIL HOLDINGS LIMITED
(REGISTRANT'S NAME AS SPECIFIED IN ITS CHARTER)

LEVEL 1, CLEAR CENTRE,
CNR NORTHCOTE & TAHAROTO ROAD,
TAKAPUNA, AUCKLAND, NEW ZEALAND
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No ✓

TRANZ RAIL

For Immediate Release
22 April, 2002

ALSTOM WINS WAGON CONTRACT

Tranz Rail and Alstom New Zealand today announced an agreement for Alstom to provide freight wagon inspection and maintenance services for Tranz Rail.

The two-and-a-half years $50 million agreement was concluded on Friday bringing to an end the major outsourcing projects carried out by Tranz Rail in the past few months. They include contracts for track and infrastructure maintenance, locomotive engineering-also with Alstom-forklift services and telecommunications.

"We believe that the synergies provided by Alstom providing both locomotive engineering and wagon maintenance will give us the level of service we expect," said Tranz Rail's Managing Director, Michael Beard.

"Alstom brings considerable international expertise to this arrangement and we expect good results from this new partnership."

Alstom New Zealand Chief Executive Geoff Hunt said Alstom saw the wagon maintenance contract as a logical extension of the existing arrangements to provide locomotive engineering services to Tranz Rail.

"We expect to further build on our partnership with Tranz Rail through this latest arrangement," said Mr Hunt.

Under the new agreement Tranz Rail retains the Hillside Workshops in Dunedin as a wagon manufacturing base while Alstom will take over wagon maintenance operations around the country.

Mr Beard said this latest agreement with Alstom brought to an end the major restructuring work being undertaken by Tranz Rail in the current financial year and the company was now looking forward to a period of consolidation.

"With major structural changes out of the way we can now concentrate on going forward to become the first choice freight operator in New Zealand."

The main wagon maintenance bases in Christchurch, Mt Maunganui and Auckland remain in place with the outsourcing agreement taking effect from today (Monday 22 April).

Media Inquiries to:

Alan McDonald
Tranz Rail

0274 313 920

Nancy McConnell
Alstom New Zealand

0274 993 466

Tranz Rail

Tranz Rail Holdings Limited
Tranz Rail Limited
Tranz Rail Finance Limited
Smales Farm
Cnr Taharoto & Northcote Roads
Takapuna
New Zealand
Direct Telephone: (+64-9) 270 5046
Confidential Fax: (+64-9) 270 5039
E-mail: mbloomer@tranzrail.co.nz

Mailing Address:
Private Bag 92138
Auckland Mail Centre
New Zealand

Mark A L Bloomer
Executive Manager and
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TRANZ RAIL HOLDINGS LIMITED
(Registrant)

By: ______________________
MARK A.L. BLOOMER,
Executive Manager and Chief
Financial Officer

Date: 22 April 2002